Exhibit 5

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF SEPTEMBER 19, 2013

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012, filed with the SEC on September 19, 2013, as the Annual Report may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, as it may be amended from time to time, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Republic of Colombia

On September 3, 2012, Mr. Mauricio Cárdenas took office as Minister of Finance and Public Credit, replacing Mr. Juan Carlos Echeverry.

Legislative

On December 26, 2012, President Santos signed into law Law 1607, which modifies the Colombian tax regime. This reform is revenue neutral and its primary objectives are the creation of new jobs and the reduction of inequalities. For those purposes, the reform modifies the income tax rates for wage earners, which now is progressive and sets a National Alternative Minimum Tax -IMAN in order to limit the exemptions and deductions made by individuals on their income tax. The reform also reduces the non-wage costs for firms (payroll taxes, health and pensions), with the aim of boosting formal employment, reduces the general income tax to 25% from 33% and creates a new tax for firms called Impuesto sobre la renta para la equidad -CREE (Business Contribution to Equality). Other relevant points of the reform are the reduction in VAT rates in order to simplify tax rates, leaving three different rates versus the previous seven, the reduction of the withholding tax to foreign investors in the local market from 33% to 15% and the inclusion of measures against tax evasion and tax avoidance.

On March 19, 2013, the Government submitted two draft laws to Congress in order to reform the health system. On June 20, 2013, Congress approved one of the draft laws that sets out the principles of the fundamental right to health and the rights and duties of individuals with respect to the delivery of health service. The second draft law, which aims to reduce barriers to health care access, improve the quality of service, reduce financial intermediation and raise transparency and confidence in the health system remains pending in Congress.

Internal security

In recent years, violence and terrorism by guerilla organizations generally have shown a decreasing trend. Incidents of homicide decreased from 16,140 in 2008, to 15,817 in 2009, to 15,459 in 2010, increasing in 2011 to 16,127, but then decreasing to 15,038 in 2012. Incidents of kidnapping decreased from 437 in 2008 to 213 in 2009, but increased to 282 in 2010 and 305 in both 2011 and 2012. Incidents of terrorism increased from 486 in 2008 to 489 in 2009; although the incidents of terrorism decreased to 471 in 2010, they increased to 571 in 2011 and 819 in 2012. The Government announced that for the eight-month period ended August 2013, homicides had increased by 1%, kidnapping had declined by 10% and preliminary data indicates that incidents of terrorism had decreased by 18% as compared to the corresponding eight-month period ended August 2012.

On September 4, 2012, President Santos announced a “General Agreement for the Termination of Conflict” between the Government and the FARC. The agreement establishes a procedure which aims to end the armed conflict. The proposed peace process, includes an agenda with five concrete points: (i) rural development, (ii) guarantees for political opposition and public participation, (iii) the end of armed conflict, (iv) combating drug trafficking and (v) the rights of victims. The agreement does not contemplate the cession of land or cessation of military operations. The negotiations started in the first half of October in Oslo, Norway and have continued in Havana, Cuba.

On May 26, 2013, the Government and the FARC achieved an agreement on the first negotiation point concerning rural development. The main points of the agreement covered the following topics: access and land use, unproductive lands, property formalization, protection of agricultural frontier areas and reserves, development programs with a territorial approach, infrastructure and land improvement, social development, encouragement of agricultural production, economic cooperation, food and nutrition policies. The next series of negotiations, which began in June 2013, are focused on political participation. Any agreement on this point, however, is conditioned on a general agreement over the full agenda and any items on the agenda may still be adjusted and supplemented.

Internal security issues continue to be a leading challenge faced by Colombia and there can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross domestic product

The Colombian economy grew by approximately 3.5% in 2008 and 1.7% in 2009 in real GDP terms. According to preliminary figures, real GDP grew approximately 4.0% in 2010 and 6.6% in 2011. Preliminary figures indicate that real GDP grew approximately 4.8 % during the first quarter, 4.9% during the second quarter, 2.1% during the third quarter of 2012 and 3.1% during the fourth quarter of 2012. According to preliminary figures, during the first quarter of 2013, real GDP grew approximately 2.8% as compared to the same period in 2012.

According to preliminary figures, during the first quarter of 2012, the sectors that experienced the greatest year-on-year real growth were mining (13.3%), financial institutions, insurance, housing and business activities (6.8%), transportation, storage and communications (6.0%) and retail, restaurants and hotels (4.6%). The sector that experienced the greatest decrease in year-on-year real growth was construction (-2.0%).

According to preliminary figures, during the second quarter of 2012, the sectors that experienced the greatest real growth were construction (18.7%), mining (8.5%), financial institutions, insurance, housing and business activities (5.3%) and retail and restaurants and hotels (4.3%). The sector that experienced the greatest decrease in real growth was manufacturing (-0.4%).

According to preliminary figures, during the third quarter of 2012, the sectors that experienced the greatest real growth were financial institutions, insurance, housing and business activities (4.4%), agriculture, hunting, forestry and fishing (4.0%), and retail, restaurants and hotels (3.7%) The sector that experienced the greatest decrease in real growth was construction (-12.3%).

According to preliminary figures, during the fourth quarter of 2012, the sectors that experienced the greatest real growth were activities of social services, community and personal (5.9%), financial institutions, insurance, housing and business activities (5.1%), and construction (5.0%). The sector that experienced the greatest decrease in real growth was manufacturing (-3.1%).

According to preliminary figures, during the first quarter of 2013, the sectors that experienced the greatest real growth were construction (16.9%), social services, community and personal (4.5%) and financial institutions, insurances, housing and business activities (3.4%). The sector that experienced the greatest decrease in real growth was manufacturing (-4.1%).

On the date hereof Colombia announced that according to preliminary figures, during the second quarter of 2013 Colombia’s real GDP grew approximately 4.2% as compared to the same period in 2012.

Employment and labor

The following table presents national monthly average rates of unemployment for January 2009 through July 2013, according to the most recent methodology adopted by DANE.

National Monthly Unemployment Rates

	2009	2010	2011	2012	2013
January	14.2%	14.6%	13.6%	12.5%	12.1%
February	12.5	12.6	12.9	11.9	11.8
March	12.0	11.8	10.9	10.4	10.2
April	12.1	12.2	11.2	10.9	10.2
May	11.7	12.0	11.2	10.7	9.4
June	11.3	11.6	10.9	10.0	9.2
July	12.6	12.7	11.5	10.9	9.9
August	11.7	11.2	10.1	9.7	n/a
September	12.2	10.6	9.7	9.9	n/a
October	11.5	10.2	9.0	8.9	n/a
November	11.1	10.8	9.2	9.2	n/a
December	11.3	11.1	9.8	9.6	n/a

n/a:    Not available.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures, Colombia’s current account registered a U.S. $11,907 million deficit in 2012, compared to a U.S. $9,643 million deficit for 2011. The increase in the current account deficit was mainly due to an increase in imports of intermediate goods and in the increase of income and services outflows. Income outflows increased primarily due to higher remittances of profits and dividends by foreign companies in Colombia to their head offices abroad. For 2012, the capital account registered a U.S. $17,035 million surplus, compared to a U.S. $13,048 million surplus for 2011. This increase was mainly caused by an increase in foreign direct investment as a result of higher direct investment flows towards the mining and energy sector.

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $3,038 million for the first three months ended March 31, 2013, compared to a deficit of U.S. $1,680 million for the same period in 2012. The capital account registered a surplus of U.S. $5,410 million for the first three months ended March 31, 2013, compared to a U.S. $2,205 million surplus for the same period in 2012.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

					For the Three Months
	For the Year Ended December 31,				Ended March 31,
	2011(2)		2012(2)		2012(2)		2013(2)
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	U.S. $	28,421	U.S. $	31,646	U.S. $	8,240	U.S. $	7,910
Coffee		2,608		1,910		575		465
Coal		8,397		7,805		2,176		1,199
Nickel		827		881		264		181
Gold and emeralds(3)		2,898		3,499		803		811
Non-traditional(4)		13,529		14,256		3,336		3,387

Total Exports		56,680		59,996		15,394		13,952
Imports (FOB)
Consumer Goods		10,347		11,850		2,622		2,754
Intermediate Goods		21,180		23,847		5,841		5,708
Capital Goods		18,991		18,943		4,515		4,711

Total Imports (FOB)		50,518		54,639		12,978		13,173
Special Trade Operations (Net)(5)		(57)		(437)		(161)		(96)
Trade Balance		6,105		4,919		2,255		683
Services (Net)(6)
Inflow		4,856		5,266		1,349		1,374
Outflow		9,503		10,749		2,452		2,596

		(4,647)		(5,483)		(1,103)		(1,222)
Income (Net)(7)
Inflow		2,710		3,816		977		912
Outflow		18,749		19,744		4,926		4,421

		(16,004)		(15,927)		(3,949)		(3,509)
Transfers (Net)		4,938		4,583		1,116		1,012

Total Current Account		(9,643)		(11,907)		(1,680)		(3,038)
Capital Account
Foreign Direct Investment (Net)(8)		5,099		15,915		3,469		3,392
Portfolio Investment (Net)(9)		6,090		5,690		(1,382)		2,152
Loans (Net)(10)		1,953		(2,884)		405		294
Commercial Credits (Net)		330		197		91		(187)
Leasing (Net)(10)		535		223		15		292
Other (Net)(10)		(919)		(2,050)		(382)		(532)
Other Long Term Financing		(41)		(56)		(10)		(1)

Total Capital Account		13,048		17,035		2,205		5,410
Errors and Omissions		340		295		309		(305)

Change in Gross International Reserves		3,744		5,423		834		2,068

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
(2)	Preliminary.

(3)	Gold exports made by private agents (including an estimate of contraband gold transactions).
(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.
(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.
(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment. Long-term foreign direct investment refers to foreign direct investment made in any particular sector of the economy for a period greater than one year, while short-term foreign direct investment refers to foreign direct investment made in financial assets or liabilities (loan portfolio) with a maturity equal to or less than one year.
(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows. Long-term portfolio investment refers to portfolio investment for a period greater than one year, while short-term portfolio investment refers to portfolio investment with a maturity equal to or less than one year.
(10)	Includes long-term and short-term flows.

Source: Banco de la República—Economic Studies.

According to preliminary figures supplied by Banco de la República, exports of goods totaled U.S. $60.0 billion in 2012, representing a 5.9% increase over the same period in 2011. For 2012, traditional exports increased by 6.0%, primarily due to the increase in exports of oil and its derivatives. Non-traditional exports increased by 5.4%. In 2012, imports of goods totaled U.S. $54.6 billion, representing an 8.2% increase from 2011. This increase was primarily due to increased imports of intermediate goods. For 2012, net foreign direct investment reached U.S. $15.9 billion compared with U.S. $5.1 billion for 2011. This increase was mainly due to a recovery in foreign direct investment in Colombia, driven primarily by direct investment flows towards the mining and energy sector (48.2%). Other FDI flows were directed to the following sectors: manufacturing (12.9%), financial (10.9%), transportation, and communications (10.9%).

According to preliminary figures supplied by Banco de la República, from January through March 2013, exports of goods totaled U.S. $14.0 billion, representing a 9.4% decrease over the same period in 2012. For the first three months of 2013, traditional exports decreased by 12.4% primarily due to decreased exports of oil and its derivatives and coal. Non-traditional exports increased by 1.5% mainly due to increased exports of chemicals and machinery and transportation equipment. For the first three months of 2013, imports of goods totaled U.S. $13.2 billion, representing a 1.5% increase over the same period in 2012. This increase was primarily due to increase imports of intermediate and capital goods.

Monetary System

Financial sector

As of June 30, 2013, Colombia’s financial sector had a total gross loan portfolio of Ps. 257.007 trillion, compared to Ps. 222.218 trillion as of June 30, 2012. Past-due loans totaled Ps. 8.010 trillion as of June 30, 2013, as compared to Ps. 6.639 trillion as of June 30, 2012, an increase of 20.6%. Past-due loans were 3.1% of total loans as of June 30, 2013, as compared to 3.0% as of June 30, 2012. Provisions covering past-due loans decreased to 151.8% as of June 30, 2013 from 160.0% as of June 30, 2012.

The aggregate net technical capital (or solvency ratio) of Colombian banks increased from 15% of risk-weighted assets as of June 30, 2012 to 16% as of June 30, 2013. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 247.0 trillion as of June 30, 2012 to Ps. 284.9 trillion as of June 30, 2013.

The following table shows the results of the financial sector as of, and for June 30, 2013:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the six-month period ended, June 30, 2013)

	Assets	Liabilities	Net Worth	Earnings
Banks	Ps.365,286,065	Ps.317,912,969	Ps.47,373,096	Ps.3,451,148
Non Banking Financial Institutions(1)	36,473,626	28,585,912	7,887,715	538,437
Special State-Owned Institutions(2)	43,084,764	36,477,546	6,607,218	118,242

Total	Ps.444,844,455	Ps.382,976,427	Ps.61,868,028	Ps.4,107,827

Totals may differ due to rounding.

(1)	Includes Financial Corporations, Commercial Financing Companies and Cooperatives.
(2)	Includes Financiera Eléctrica Nacional (“FEN”), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”), Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”).

Source: Financial Superintendency.

Interest rates and inflation

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2012 was 2.44%, as compared to 3.7% in 2011. The year on year change in the CPI at the end of August 2013 was 2.3%.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2012 was 2.95%, as compared to 5.5% for 2011. The year-on-year change in the PPI as of August 31, 2013 was -0.5%.

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) increased from 5.1% as of December 31, 2011 to 5.2% as of December 31, 2012. The average DTF as of August 31, 2013 was 4.1%, as compared to 5.4% as of August 31, 2012.

The following table sets forth changes in the CPI, the PPI and average 90-day DTF for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2010(3)
January	2.1	0.5	4.0
February	2.1	(0.4)	4.0
March	1.8	(0.2)	3.9
April	2.0	0.3	3.9
May	2.1	1.3	3.6
June	2.3	2.1	3.5
July	2.2	1.8	3.5
August	2.3	2.0	3.5
September	2.3	2.3	3.5
October	2.3	2.7	3.5
November	2.6	3.7	3.4
December	3.2	4.4	3.5
2011
January	3.4	4.3	3.5
February	3.2	4.6	3.5
March	3.2	5.0	3.6
April	2.8	4.7	3.7
May	3.0	4.8	3.9
June	3.2	4.7	4.1
July	3.4	4.8	4.2
August	3.3	5.4	4.5
September	3.7	6.7	4.6
October	4.0	8.2	4.7
November	4.0	7.1	5.1
December	3.7	5.5	5.1
2012
January	3.5	3.8	5.1
February	3.6	2.7	5.3
March	3.4	1.6	5.4
April	3.4	1.6	5.5
May	3.4	0.8	5.5
June	3.2	(0.7)	5.5
July	3.0	(0.3)	5.4
August	3.1	0.1	5.4
September	3.1	0.1	5.3
October	3.1	(1.1)	5.4
November	2.8	(2.1)	5.3
December	2.4	(3.0)	5.2
2013
January	2.0	(2.5)	5.1
February	1.8	(2.5)	4.8
March	1.9	(1.9)	4.6
April	2.0	(2.4)	4.2
May	2.0	(2.1)	4.0
June	2.2	(0.2)	3.9
July	2.2	0.0	4.0
August	2.3	(0.5)	4.1

(1)	Percentage change over the previous twelve months at the end of each month indicated.
(2)	For each indicated month, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On January 30, 2012, as a consequence of high levels in commodity prices, the increase in the rate of credit growth and the increase in inflationary expectations, Banco de la República decided to raise the discount rate 25 basis points from 4.75% to 5.00%. On February 24, 2012, as a result of the continuous increase in oil and commodity prices, and the high rate of credit growth, Banco de la República increased the discount rate 25 basis points from 5.00% to 5.25%. On July 27, 2012, Banco de la República lowered the discount rate 25 basis points from 5.25% to 5.00% due to a lower than expected GDP growth, the decrease in commodity prices, the decrease in the rate of credit growth and the reduction in inflation expectations. On August 24, 2012, as a result of the continuous decrease in inflationary expectations, Banco de la República decided to reduce the discount rate 25 basis points from 5.00% to 4.75%. During the next two months, Banco de la República decided to maintain unchanged the rate at 4.75%. Even though the international markets showed some weakness, especially in Europe, the internal demand proved stronger than expected, and the credit growth continued decelerating and the inflation remained near the midpoint of the Central Bank objective of 3%. On November 23, 2012 Banco de la República decided to cut 25 basis points from 4.75% to 4.5% primarily motivated by concerns about European debt and the United States fiscal cliff developments. On December 21, 2012, as a result of a less than expected growth and the continuous deceleration of the internal demand, the Central Bank decided to cut 25 additional basis points, so the rate was 4.25%.

On January 28, 2013, Banco de la República decided to lower the discount rate an additional 25 basis points to 4.00% due to expected weaker global economy conditions. On February 22, 2013, Banco de la República decided to lower the discount rate another 25 basis points to 3.75% due to lower GDP growth observed in the fourth quarter of 2012 and expected for the first quarter of 2013, and because projected inflation and actual inflation were lower than the target of 3% and there were no signs of upward pressure on inflation in the near future. On March 22, 2013, Banco de la República decided to lower the discount rate an additional 50 basis points to 3.25% due to the fact that the Colombian economy was growing below its potential and was expected to operate in the coming quarters below its productive capacity.

Foreign exchange rates and international reserves

Exchange rates. On December 31, 2012, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 1,768.23 = U.S. $1.00, as compared to Ps. 1,942.70 = U.S. $1.00 on December 31, 2011. In 2011, the Representative Market Rate reached a high of Ps. 1,972.76 = U.S. $1.00 on October 5, 2011, and a low of Ps. 1,748.41 = U.S. $1.00 on July 15, 2011. In 2012, the Representative Market Rate reached a high of Ps. 1,942.70 = U.S. $1.00 on January 3, 2012, and a low of Ps. 1,754.89 = U.S. $1.00 on May 4, 2012. On August 31, 2013, the Representative Market Rate published by the Financial Superintendence for the payment of obligations denominated in U.S. dollars was Ps. 1,935.43 = U.S. $1.00, in comparison with the Ps. 1,830.50= U.S. $1.00 on August 31, 2012. For the first eight months of 2013, the Representative Market Rate reached a high of Ps. 1,943.04 = U.S. $1.00 on August 30, 2013, and a low of Ps. 1,758.45 = U.S. $1.00 on January 15, 2013. For the first eight months of 2012, the Representative Market Rate reached a high of Ps. 1,942.70 = U.S. $1.00 on January 1, 2012, and a low of Ps. 1,754.89 = U.S. $1.00 on May 4, 2012.

International reserves. As of August 31, 2013, net international reserves were U.S. $42.1 billion compared to US $ 35.3 billion as of August 31, 2012, a 19.3% increase. Net international reserves increased from U.S. $32.3 billion as of December 31, 2011 to U.S. $37.5 billion as of December 31, 2012. Between January 2011 and December 2011, Banco de la República intervened in the market through the net purchase of U.S. $3.7 billion to control volatility. During the first six months of 2012, Banco de la República intervened in the market through the net purchase of U.S. $4.8 billion through direct purchase auctions. On August 24, 2012, in order to provide liquidity to the economy, Banco de la República decided to buy U.S. $700 million through daily auctions between August and September. As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As of July 31, 2013, the General Directorate of Public Credit and National Treasury has no current position in swaps and forward contracts over foreign exchange.

The recent tendency of the Colombian peso to appreciate has been caused mainly by a lower country risk premium and the growth of the mining and energy sectors in the broader context of expanding international liquidity. On January 28, 2013, the Central Bank decided to increase the daily amount of dollar purchases and continued accumulating international reserves, totaling U.S. $ 3.0 billion between February and May 2013, buying not less than U.S. $30 million daily. On August 31, 2013, Banco de la República reassumed the accumulation of international reserves through an average of daily purchases of $33.2 million, through competitive auctions as a response to indications of an exchange rate misalignment.

On May 22, 2012, the Government issued Decree 1076 of 2012, which establishes a system to administer the “Fondo de Ahorro y Estabilización del Sistema General de Regalías”, or Savings and Stabilization Fund. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such amount of royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury at its sole discretion may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. In 2012, royalties reached an amount of Ps. 9.6 trillion and transfers in dollars into the Savings and Stabilization Fund were Ps. 1.5 trillion.

Public Sector Finance

General

According to preliminary figures, for the year ended December 31, 2012, the Central Government fiscal deficit decreased to 2.3% of GDP, compared to a deficit of 2.8% of GDP in 2011. According to preliminary figures, the non-financial public sector balance in 2012 was a surplus of 0.4% of GDP, compared to a deficit of 1.8% of GDP in 2011.

The principal public sector finance statistics for 2012 and 2013 are as follows:

Principal Public Sector Finance Statistics (% of GDP)

	Budget 2012(1)	Actual 2012(2)	Budget 2013(3)
Non-financial Public Sector Balance	(1.2)%	0.4%	(1.0)%
Central Government	(2.4)	(2.3)	(2.4)
Other Public Sector Entities	1.2	2.8	1.4
Central Bank Balance	(0.1)	(0.1)	(0.1)
FOGAFIN Balance	0.1	0.1	0.1
Consolidated Public Sector Balance	(1.2)	0.3	(1.0)

Totals may differ due to rounding.

(1)	Medium Term Fiscal Plan 2012. The Medium Term Fiscal Plan is a document submitted to Congress every year in accordance with Law 819 of 2003 and sets out the Government’s targets for the public sector balances, among others.
(2)	Fiscal closing as of April 14, 2013.
(3)	Projected figures.

The following table shows the principal budget assumptions for 2013:

Principal 2013 Budget Assumptions(1)

2013 Budget Assumptions as of June 2013(1)
Gross Domestic Product
Nominal GDP (in billions of pesos)	Ps.715,251
Real GDP Growth	4.5%
Inflation
Domestic Inflation (producer price index)(2)	2.5%
Domestic Inflation (consumer price index)(2)(4)	0.4%
External Inflation(3)	1.8%
Real Devaluation (average)	5.1%
Interest Rates
Prime (United States)(4)	3.0%
LIBOR (six month)(4)	0.5%
Export Prices(3)
Coffee (ex-dock) ($/lb.)	1.6
Oil ($/barrel) (Cusiana)	99.0
Coal ($/ton)	90.0
Nickel ($/lb.)(4)	2.4
Gold ($/Troy oz.)(4)	1,399.8

(1)	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in June 2013 in connection with the release of the Medium Term Fiscal Plan 2013.
(2)	End of period. Calculated using the projected change in the consumer price index and producer price index for 2013.
(3)	“External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, April 2013.
(4)	Budget assumptions based on Banco de la República data.

The figures set forth above represent Colombia’s forecast, as of June 24, 2013, of the 2013 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Privatization of Isagen

On July 30, 2013 the Government announced its intention to sell its interest in Isagen (57.7% of the total shares of Isagen). The Government expects to use Ps. 3 trillion of the proceeds of the sale to finance the Government’s expenditures in 2013. However, no assurance can be given that the sale will be completed.

Flexible credit line with the IMF

On June 24, 2013, the IMF’s Executive Board approved a two-year $5.8 billion successor arrangement under the Flexible Credit Line. To date, Colombia has not drawn on the Flexible Credit Line. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP increased from 31.7% in 2008 to 34.5% in 2009 and to 35.7% in 2010, but decreased to 34.2% in 2011. For the year ending December 31, 2012, the ratio of total net non-financial public sector debt to GDP decreased to 32.8%.

Public sector internal debt

As of August 31, 2013, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 169.1 trillion, compared to Ps. 170.6 trillion as of December 31, 2012. The following table shows the direct internal funded debt of the Central Government as of August 31, 2013 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

At August 30, 2013
(in millions of pesos)
Treasury Bonds	Ps.166,369,215
Pension Bonds	9,931,297
Titulos de Reduccion de Deuda (TRD)	2,089,579
Peace Bonds	33,022
Constant Value Bonds	1,046,068
Banco Agrario	270
Others(1)	197,647
Security Bonds	366

Total	Ps.179,667,911

Total	may differ due to rounding.
(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance and Public Credit.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps 2.7 trillion at August 31, 2013.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	As of December 31, 2012		As of July 31, 2013
	(in millions of U.S. dollars)
Central Government	U.S. $	33,661	U.S. $	33,374
Public Entities(2)
Guaranteed		1,957		1,845
Non-Guaranteed		8,877		9,525

Total External Funded Debt	U.S. $	44,496	U.S. $	44,745

(1)	Provisional, subject to revision. Includes debt with an original maturity of more than one year and excludes debt with resident financial institutions. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2012 and July 31, 2013, respectively.
(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Banco de Colombia is not included because it was privatized in 1994.

Source: Debt Database—Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	As of December 31, 2012		As of July 31, 2013
	(in millions of U.S. dollars)
Multilaterals	U.S. $	16,183	U.S. $	15,645
IADB		6,894		6,698
World Bank		7,851		7,631
Others		1,439		1,315
Commercial Banks		2,061		2,207
Export Credit Institutions		2,137		2,447
Bonds		23,597		23,883
Foreign Governments		510		557
Suppliers		7		5

Total	U.S. $	44,496	U.S. $	44,745

Total may differ due to rounding.

(1)	Provisional, subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2012 and July 31, 2013, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office Ministry of Finance.

As of March 31, 2013, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled U.S. $ 964 million.

On September 19, 2013, Colombia signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S.$1,600,000,000 aggregate principal amount of its 4.000% Global Bonds due 2024. The settlement of the offering is expected to occur on September 26, 2013.